203 Hoehyon-dong 1-ga, Chung-gu,

Seoul 100-792, Korea

Tel: 82.2.2125.2000

Fax: 82.2.2125.2293

http://www.woorifg.com

November 16, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Woori Finance Holdings Co., Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Filed May 25, 2012

Form 6-K filed August 29, 2012

File No. 001-31811

Dear Ms. Ciboroski:

Reference is made to your letter dated September 27, 2012 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, which was filed with the Commission on April 30, 2012, and the Company’s amendment thereto on Form 20-F/A which was filed with the Commission on May 25, 2012 (together, the “Annual Report”), and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2012 (the “Form 6-K” and, together with the Annual Report, the “Reports”). We would like to thank you for your review of the Reports.

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.2

Form 20-F/A for the Fiscal Year Ended December 31, 2011

Asset Quality of Loans, page 80

Loan Aging Schedule, page 85

1. We note your loan aging schedule and that the amounts over 3 months past due are approximately (Won) 2,422 billion. We note that this amount is not consistent with the amount of loans that were placed on non-accrual of (Won) 4,910 billion as disclosed on page 84 even though both amounts represent loans over 90 days past due. We also note that both of these amounts are not consistent with your non-performing loans of (Won) 3,780 billion as disclosed on page 88. Please reconcile these amounts for us, clarify any definitions relating to each category, and tell us the specific reasons for the differences in these amounts.

The Company wishes to clarify for the Staff its definitions for its non-performing loan, non-accrual loan and past due accruing loan categories as follows:

•

Non-performing loans: Non-performing loans include commercial and consumer loans which are past due by 90 days or more. In addition, non-performing loans include those loans that, even if they are not past due, are classified as “substandard,” “doubtful” or “estimated loss” based on the asset classification criteria of the Financial Services Commission, as stated on page 81 of the Annual Report. Moreover, when a consumer loan borrower has any loans that are classified as “substandard,” “doubtful” or “estimated loss” under such criteria, all loans to such borrower are classified as non-performing loans.

•

Non-accrual loans: The Company complies with the requirements of paragraph AG93 of IAS 39, Financial Instruments: Recognition and Measurement and accrues interest on all impaired loans based on the rate of interest used to discount future cash flows for the purpose of measuring the impairment loss. Nevertheless, for the purpose of disclosure in the Annual Report, the Company used the term “non-accrual loans,” which includes (i) loans to creditors with dishonored notes or checks, (ii) loans for which interest payments are reduced or postponed (e.g., through work-out procedures or debt restructurings) and (iii) loans to creditors included in the “watch list” maintained by the Korea Federation of Banks, in each case, regardless of whether such loans are past due or not, in addition to including loans that are past due by 90 days or more. However, in light of the Staff’s comment and given that the Company continues to accrue interest on these loans as required by IAS 39 as described above, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to use the term “problem loans” instead of the term “non-accrual loans” in referring to such loans.

•

Past due accruing loans: The category of loans “accruing but past due 90 days or more” includes loans that are still accruing interest but on which principal or interest payments are contractually past due by 90 days or more.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.3

Given that the Company’s non-performing loans are not limited to loans that are past due by 90 days or more and have different criteria from non-accrual loans, the amount of such non-performing loans does not match the amount of the Company’s loans that are past due by 90 days or more or the amount of non-accrual loans.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include more detailed definitions of non-performing loans, problem loans (i.e. non-accrual loans) and past due accruing loans, consistent with the information included in this response.

The Company also notes that its non-accrual loans and accruing loans which are contractually past due by 90 days or more as to principal or interest as of December 31, 2010 and 2011, respectively, were unintentionally overstated on page 84 of the Annual Report. These discrepancies resulted from the accidental overestimation of such loans by one of the Company’s banking subsidiaries following the Company’s first-time adoption of IFRS. The Company has revised such subsidiary’s IFRS data collection procedures in order to prevent the recurrence of such incidents in the future. The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include the correct numbers for total non-accrual loans as of December 31, 2010 and 2011. The following table shows, as of the dates indicated, the corrected amounts of loans that were placed on a non-accrual basis and accruing loans under IFRS which were past due by 90 days or more:

	As of December 31,
	2010						2011
	Domestic		Foreign		Total		Domestic		Foreign		Total
	(in billions of Won)
Loans accounted for on a non-accrual basis(1)
Corporate(2)	(Won)	2,831	(Won)	19	(Won)	2,850	(Won)	2,580	(Won)	132	(Won)	2,712

Consumer (3)		1,081		—		1,081		417		—		417

Sub-total		3,912		19		3,931		2,997		132		3,129
Accruing loans which are contractually past due 90 day or more as to principal or interest(1)
Corporate(2)		184		3		187		26		10		36
Consumer		24		—		24		5		—		5

Sub-total		208		3		211		31		10		41

Total	(Won)	4,120	(Won)	22	(Won)	4,142	(Won)	3,028	(Won)	142	(Won)	3,170

(1)	Not including due from banks and other receivables, and prior to deducting provisions for credit losses and present value discount or reflecting deferred origination costs.
(2)	Including loans made to banks and the Korean government and government-owned agencies
(3)	Includes credit card balances of (Won)1 billion and (Won)23 billion as of December 31, 2010 and 2011, respectively.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.4

Potential Problem Loans, page 88

2. We note your disclosure that as of December 31, 2011 you had (Won) 4,496 billion of corporate loans where you had serious doubt as to the borrower’s ability to comply with repayment terms in the near future. We also note your disclosure in your 2010 Form 20-F that you had (Won) 6,722 billion of corporate loans where you had serious doubt as to the borrower’s ability to comply with the repayment terms in the near future as of December 31, 2010, and that those amounts were classified as impaired and therefore included in your calculation of a specific loan loss allowance under US GAAP. Please tell us whether you have revised your methodology for determining the amount of potential problem loans for this disclosure. Additionally, given the substantial decrease in the level of potential problem loans from year to year, please discuss the change in this amount from year to year, along with the drivers for this change. As part of this expanded disclosure, you may find it helpful to provide a rollforward of potential problem loans.

In connection with its adoption of IFRS beginning in fiscal year 2011, the Company changed its methodology for calculating potential problem loans. Previously, the Company calculated potential problem loans based on its impaired corporate loans. Beginning with fiscal year 2011, however, the Company changed its methodology to classify potential problem loans as non-impaired loans that are classified as “precautionary” based on the asset classification criteria of the Financial Services Commission of Korea. Precautionary loans are loans (i) extended to borrowers that, based on the Company’s consideration of their business, financial position and future cash flows, show potential risks with respect to their ability to repay the loans, although showing no immediate default risk or (ii) that are in arrears for one month or more but less than three months. If a borrower’s loans are designated as precautionary loans in accordance with the criteria described above and have otherwise not been classified as impaired, the Company’s management considers such borrowers to have serious doubt as to their ability to comply with repayment terms in the near future. The Company believes that the new methodology for calculating potential problem loans complies with Item III.C.2. of Industry Guide 3.

Applying the new methodology, the total amount of the Company’s potential problem loans would have been (Won)4,410 billion as of December 31, 2010 compared to (Won)4,496 billion as of December 31, 2011. Such increase is generally consistent with the increase in the size of the Company’s loan portfolio between 2010 and 2011. The following table shows changes in the Company’s potential problem loans between December 31, 2010 and 2011 under the new methodology:

Stephanie L. Ciboroski

Securities and Exchange Commission, p.5

	Amount
	(in billions of Won)
Balance of potential problem loans at December 31, 2010 before application of the new methodology	(Won)	6,722
Decrease in balance of potential problem loans due to application of the new methodology		(2,312)

Balance of potential problem loans at December 31, 2010 after application of the new methodology	(Won)	4,410
Increase in the balance of potential problem loans to borrowers who became newly classified as borrowers with potential problem loans in 2011		1,969
Decrease in the balance of potential problem loans to borrowers to whom the Company had potential problem loans outstanding at December 31, 2010 but no longer has any potential problem loans outstanding at December 31, 2011		(2,019)
Net increase in the balance of potential problem loans to existing borrowers to whom the Company had potential problems loans outstanding at December 31, 2010		136

Balance at December 31, 2011	(Won)	4,496

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include a table substantially in the format above to show year-to-year changes in the level of the Company’s potential problem loans.

Liquidity Risk Management, page 216

3. We note your disclosure that the Financial Services Commission requires Korean banks to maintain a Won liquidity ratio of at least 100.0% and this is defined as Won liquid assets (including marketable securities) due within one month divided by Won liabilities due within one month and you have noted that your assets exceed your liabilities. However, it is not clear how these amounts are being calculated and what assets and liabilities are included. It is also not clear how this information ties into the information provided on page F-47, which shows the maturity of your liabilities. Please tell us and include in future filings, the assets and liabilities that are included in the calculation, and how this information relates to the information that you have provided in the notes to the financial statements.

The Company respectfully advises the Staff that liquidity risk as discussed on page F-47 of the Annual Report refers to the risk of failure to perform payment obligations on financial liabilities as required by IFRS 7, Financial Instruments: Disclosure, while “Won Current Assets” and “Won Current Liabilities” as used in the calculation of the Won liquidity ratio are defined (as described below) in accordance with Korean regulations.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include a more detailed explanation of the assets and liabilities used in the calculation of the Won liquidity ratio for each of the Company’s bank subsidiaries on a non-consolidated basis and for the parent company on a combined basis, consistent with the information included in this response.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.6

The Won liquidity ratio is calculated by dividing certain Won-denominated financial assets and the net settlement amount related to derivative contracts that have one month or less to maturity (“Won Current Assets”) and certain Won-denominated liabilities and the net settlement amount related to derivatives contracts that have one month or less to maturity (“Won Current Liabilities”).

The definition of Won Current Assets reflects the following:

•	the inclusion of reserve deposits with the Bank of Korea, negotiable certificates of deposit and call loans;

•	the inclusion of marketable securities at market value;

•	the exclusion of securities restricted for sale and securities offered as collateral;

•	the exclusion of assets classified as substandard or below based on the Financial Service Commission’s asset classification criteria; and

•	the exclusion of fixed assets and other assets which cannot be converted into cash within a short period of time.

The maturity of assets is measured based on the actual maturity date or the date when the principal is unconditionally due according to the terms and conditions of the relevant contract.

The definition of Won Current Liabilities reflects the following:

•	the adjustment of demand deposits by the annual average balance and an explicitly defined standard deviation;

•	the inclusion of checks issued by other banks similar to deposits;

•	the inclusion of borrowings from the Bank of Korea;

•	the exclusion of provisional liabilities; and

•	the exclusion of borrowings from trust accounts.

The maturity of borrowings and debentures with put options are measured based on the put date.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.7

As of December 31, 2011, the Won Current Assets and the Won Current Liabilities used in the calculation of the Won liquidity ratio, reflecting the adjustments described above, were as follows:

Classification	The Company(*)	Woori Bank	Kyongnam Bank	Kwangju Bank
	(In billions of Won)
Won Current Assets (A)	72,139	61,722	6,345	4,072
Cash and deposits	12,724	10,996	1,000	728
Securities	36,251	29,772	3,851	2,628
Loans	9,463	7,902	1,009	552
Other assets	4,994	4,489	341	164
Off-balance sheet derivatives	8,707	8,563	144	—
Won Current Liabilities (B)	57,176	50,756	3,713	2,707
Deposits	34,828	30,227	2,698	1,903
Borrowings	3,087	2,422	323	342
Debentures	1,463	1,360	—	103
Other liabilities	9,756	8,846	551	359
Off-balance sheet derivatives	8,042	7,901	141	—
Won Liquidity Ratio (A/B)	126.2%	121.6%	170.9%	150.4%

(*)	Combined amounts for Woori Bank, Kyongnam Bank and Kwangju Bank

Consolidated Statements of Comprehensive Income, page F-4

4. In future filings, please revise your presentation to make it more transparent when you are presenting subtotals in your income statement versus amounts which should be summed to arrive at a subtotal. For example, we note your presentation of net interest income, net fees and commission income, and other comprehensive income and note that the presentations of these subtotals would be more transparent if certain amounts were indented or additional lines were used to show a subtotal. Additionally, please revise future filings to make it more transparent when certain signs are used to show expenses versus income. For example, we note that you have presented “other net operating expenses” in parentheses, but you have not used parentheses for “impairment loss on credit loss.” Further, your reasons for doing so is not clear when both amounts appear to be reductions to operating income. Please also consider this comment in your summary presentation on page 4.

In response to the Staff’s comment, the Company will revise the presentation of net interest income, net fees and commission income and other comprehensive income and also present “impairment loss on credit loss” in parentheses to be consistent with the presentation of “other net operating expenses,” each in the form set forth in the table below, in its future filings beginning with its annual report on Form 20-F for fiscal year 2012.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.8

	Korean Won		U.S. Dollars
	2010	2011	2011
	(In millions, except per share data)		(in thousands, except per share data)

Interest income	14,057,227	15,044,846	12,986,488
Interest expense	(7,634,082)	(7,782,801)	(6,717,998)

Net interest income	6,423,145	7,262,045	6,268,490

Fees and commissions income	1,688,039	1,774,434	1,531,665
Fees and commissions expense	(572,265)	(578,942)	(499,734)

Net fees and commissions income	1,115,774	1,195,492	1,031,931

Dividends	200,780	203,005	175,231
Gain on financial assets at FVTPL	39,074	119,403	103,067
Gain on available-for-sale financial assets	1,073,469	1,072,877	926,091
Gain on held-to-maturity financial assets	21	82	71
Impairment loss on credit loss	(2,872,943)	(2,268,927)	(1,958,504)
Other net operating expenses	(3,910,451)	(4,423,304)	(3,818,131)

Operating income	2,068,869	3,160,673	2,728,246

Share of profits of jointly controlled entities and associates	29,926	16,700	14,415

Net income before income tax expense	2,098,795	3,177,373	2,742,661

Income tax expense	(498,121)	(744,093)	(642,290)

Net income	1,600,674	2,433,280	2,100,371

Loss on available-for-sale financial assets	(205,332)	(374,877)	(323,589)
Share of other comprehensive loss of jointly controlled entities and associates	(20,546)	(37,602)	(32,457)
Gain (loss) on overseas business translation	(18,826)	24,591	21,227
Gain on valuation of cash flow hedge	8,713	2,514	2,170
Other comprehensive income (loss), net of tax	(235,991)	(385,374)	(332,649)

Total comprehensive income	1,364,683	2,047,906	1,767,722

Net income attributable to:
Net income attributable to owners	1,288,856	2,136,828	1,844,478
Net income attributable to non-controlling interests	311,818	296,452	255,893

Total comprehensive income attributable to:
Comprehensive income attributable to owners	1,051,725	1,729,658	1,493,015
Comprehensive income attributable to non-controlling interests	312,958	318,248	274,707

Basic and diluted earnings per share	1,599	2,649	2.29

Stephanie L. Ciboroski

Securities and Exchange Commission, p.9

Note 2 – Significant Basis of Preparation and Accounting Policies, page F-15

(9) Financial Assets and Financial Liabilities, page F-20

AFS Financial Assets, page F-21

5. We note your disclosure that unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as AFS financial assets. We also note your disclosure on page F-23 that for non-marketable equity securities, you obtain prices from Korea Asset Pricing. Please tell us and disclose in future filings whether you have any non-marketable equity securities that are carried at cost. If so, please disclose that fact and provide quantification of the instruments meeting the criteria in paragraph 46 of IAS 39.

The Company advises the Staff that both “unquoted equity investments” and “non-marketable equity securities” refer to shares that are not quoted in an active market. The Company seeks to estimate the fair value of its equity instruments by using valuation techniques if quoted market prices for such equity instruments are not available, and only relies on the cost exemption when the fair value cannot be reliably estimated.

Unquoted equity investments carried at cost were (Won)482 billion, (Won)388 billion and (Won)411 billion as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to use consistent terminology to refer to unquoted equity investments and include more detailed information about the amount of unquoted equity investments carried at cost, consistent with the information included in this response.

Note 4 - Risk Management, page F-33

Credit Quality of Loans and Receivables, page F-38

6. We note your table on page F-38 providing information regarding the credit quality of your loan portfolio. Your disclosure indicates that your loans are managed based on an internal rating system, but your disclosures have only segregated your loan portfolio between investment grade and non-investment grade, representing 73% and 27% of the portfolio, respectively. In order to increase the transparency of this disclosure, please disaggregate your credit quality categories further to provide additional insight into the range and amounts of loans within the different categories. In this regard, we note that 27% of your loan portfolio is below investment grade, but only 2% of your loan portfolio is impaired.

The Company respectfully notes to the Staff that the table on page F-38 of the Annual Report comprises only performing loans and, among such performing loans, the non-investment grade category includes loans and receivables that are assigned an internal credit rating below BBB-. The non-investment grade category does not directly correlate to the category of impaired loans and, therefore, the percentage of impaired loans to the Company’s total loan portfolio (2%) is lower than the percentage of non-investment grade loans to the Company’s performing loans (27%), as pointed out by the Staff.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.10

The Company divides its commercial loans and receivables into 14 credit ratings ranging from AAA to D through its internal credit rating system of loans and receivables. Commercial loans and receivables that are rated “D” are classified as impaired loans, which are disclosed in subsection (1) 3) c) of Note 4 of the notes to the financial statements on page F-40 of the Annual Report. The Company aggregates commercial loans and receivables that are neither overdue nor impaired in the first seven credit rating categories, AAA to BBB, as “investment grade” and the latter six credit rating categories, BBB- to C, as “non-investment grade.” The Company disclosed the amounts of its commercial loans and receivables that were neither overdue nor impaired in these two categories on page F-38 of the Annual Report. The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to use the terms “upper grade” and “lower grade” instead of the terms “investment grade” and “non-investment grade,” respectively, in referring to these two categories.

As requested by the Staff, the Company has further disaggregated and disclosed the credit quality of commercial loans and receivables that were neither overdue nor impaired as of December 31, 2011 as follows:

			Corporates
	Korean treasury and government agencies	Banks	General business	Small medium sized enterprise	Project financing	Sub-total	Total
	(In billions of Won)
Internal credit rating of banking subsidiaries
AAA to A-	13,606	9,595	27,527	1,978	1,773	31,278	54,479
BBB+ to BBB	31	62	12,539	6,465	2,820	21,824	21,917
BBB- to BB		26	17,325	21,672	3,016	42,013	42,039
BB- to B-			3,269	1,745	906	5,920	5,920
C			816	96	56	968	968

Sub-Total	13,637	9,683	61,476	31,956	8,571	102,003	125,323

Internal credit rating of others (1)
Upper grade	117	3,235	3,269			3,269	6,621
Lower grade	7		2,193			2,193	2,200

Sub-Total	124	3,235	5,462			5,462	8,821

Total	13,761	12,918	66,938	31,956	8,571	107,465	134,144

(1)	Represents loan amounts of non-banking subsidiaries which apply the Company’s credit rating categories.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.11

The range of probability of default of commercial loans and receivables that were neither overdue nor impaired as of December 31, 2011 was as follows:

Internal Credit Rating	Range of PD (%) (Probability of Default)
AAA to A-	0.0 ~ 0.87
BBB+ to BBB	0.87 ~ 2.13
BBB- to BB	2.13 ~ 5.69
BB- to B-	5.69 ~ 27.51
C	27.51 ~

The Company has not further disaggregated and disclosed the credit quality of its consumer loans and receivables that were neither overdue nor impaired as of December 31, 2011, to be consistent with the evaluation and approval process for such loans as further described in the Company’s response to comment number 7 below.

7. We note that you classify your consumer loans as investment grade or non-investment grade based on your internal rating system. Given the nature of consumer loans, please expand your disclosure to provide further insight into how you analyze consumer loans for classification as investment grade or non-investment grade. As part of your expanded disclosure, discuss the characteristics of investment grade consumer loans and non-investment grade consumer loans.

The Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include disclosure consistent with the following paragraph:

“The Company classifies consumer loans in accordance with its internal credit ratings (ranging from one to ten) based on certain factors, including any loan and guarantee limits the Company has set for particular borrowers or groups of borrowers. The Company evaluates cash flows, credit profiles of borrowers and behavioral information such as the customer’s spending history and credit behavior, which is discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Credit Risk Management – Credit Evaluation and Approval – Consumer Loan Approval Process.” For example, during the approval process, loan applications rated between one and six are automatically accepted under Woori Bank’s internal system, while applications rated between seven and ten are deemed “subject to further evaluation” or “automatically rejected” under Woori Bank’s internal system. During subsequent evaluations, if the result of such subsequent evaluation indicates that the borrower’s creditworthiness is deteriorating, the consumer loans of such borrower that were rated between one and six would be reclassified as having a credit rating between seven and ten. Consumer loans rated between seven and ten are presented as non-investment grade. Non-investment grade does not necessarily mean the loans are impaired. Consumer loans that are past due by 90 days or more or are under troubled debt restructuring, among others, are classified as impaired loans.”

Stephanie L. Ciboroski

Securities and Exchange Commission, p.12

The Company will further revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to use the terms “upper grade” and “lower grade” instead of the terms “investment grade” and “non-investment grade,” respectively, as described in its response to comment number 6 above.

Maturity Analysis of Non-Derivative Financial Liabilities, page F-47

8. We note your presentation of both a maturity analysis of non-derivative financial liabilities by remaining contractual maturities, as required by paragraph 39(a) of IFRS 7, as well as your presentation of “expected maturities” of non-derivative financial liabilities on page F-48. Please tell us why deposits due to customers show higher amounts occurring in earlier periods in the “expected maturities” table as compared to the table reflecting “contractual maturities.”

In Korea, customers may withdraw their deposits before the applicable contractual maturity and the Company’s observation of the past behavior of its customers has been that such events frequently occur. The Company analyzes expected maturities of non-derivative financial liabilities based on its analysis of customer behavior. On a monthly basis, the Company collects and analyzes information on early termination rates for non-derivative financial liabilities and calculates the weighted average early termination rate per detailed accounts which are categorized based on the characteristics of products and customers for the most recent 12 months. On each reporting date, the Company estimates the expected maturities for each of the detailed accounts by applying the weighted average early termination rate as of such reporting date.

In accordance with this analysis, deposits due to customers which were terminated earlier than their contractual maturities resulted in a higher amount of cash flow occurring in an earlier period than if the deposits due to customers were terminated at the respective contractual maturities.

Note 11 - The Fair Value of Financial Assets and Liabilities, page F-59

9. We note your discussion of Level 3 instruments but were unable to locate the disclosures required by paragraph 27B(e) of IFRS 7. Please revise future filings to provide this disclosure or tell us how you determined that this disclosure is not required.

The Company respectfully notes to the Staff that it concluded that the disclosures required by paragraph 27B(e) of IFRS 7 were not material as the Company’s Level 3 instruments represented 6.4%, 5.1% and 4.6% of the financial assets measured at fair value as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively. However, in response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to include disclosure consistent with the following:

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

Stephanie L. Ciboroski

Securities and Exchange Commission, p.13

The following table shows the sensitivity of fair values to reasonably possible alternative assumptions for the year ended December 31, 2012:

	Net income (loss)		Other comprehensive income
	Favorable	Unfavorable	Favorable	Unfavorable	Significant assumptions
(in millions of Won)
Financial assets
Financial assets at fair value through profit or loss:
Derivatives instruments assets	xxx	xxx	xxx	xxx	xxx
Equity linked securities	xxx	xxx	xxx	xxx	xxx
Asset-backed securities	xxx	xxx	xxx	xxx	xxx
Equity securities	xxx	xxx	xxx	xxx	xxx
Available-for-sale financial assets:
Debt securities	xxx	xxx	xxx	xxx	xxx
Equity securities	xxx	xxx	xxx	xxx	xxx
Beneficiary certificates	xxx	xxx	xxx	xxx	xxx
Others	xxx	xxx	xxx	xxx	xxx

Total	xxx	xxx	xxx	xxx	xxx

Financial liabilities
Financial liabilities at fair value through profit or loss:
Derivative liabilities	xxx	xxx	xxx	xxx	xxx
Borrowings	xxx	xxx	xxx	xxx	xxx

Total	xxx	xxx	xxx	xxx	xxx

Favorable and unfavorable changes are determined on the basis of changes in the value of the instrument as a result of varying the levels of the unobservable assumptions using statistical techniques. When the assumptions are not amenable to statistical analysis, the quantification of uncertainty is subject to judgment. When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favorable or most unfavorable change resulting from varying the assumptions individually. This sensitivity analysis shows the favorable and unfavorable effects on net income and other comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Company’s valuation techniques or models.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.14

Note 28 – Hybrid Securities, F-91

10. We note that you issued hybrid securities in November 2011 and March 2012 that contain a feature where you can extend the maturity date and defer the payment of interest without a modification of the other terms of the instrument such as interest rate. Please respond to the following:

•	Citing specific literature, tell us why you believe these instruments are considered equity under IFRS.

The Company issued hybrid securities to public investors in order to increase its capital adequacy ratio (representing capital over risk-weighted assets) as permitted by the Financial Supervisory Service.

The key contractual terms of the hybrid securities issued by the Company are as follows:

	The 1st bond-type hybrid securities	The 2nd bond-type hybrid securities
Face value	(Won) 310 billion	(Won) 190 billion
Issue date	November 22, 2011	March 8, 2012
Maturity	November 22, 2041	March 8, 2042
Non-cumulative annual interest rate	5.91%	5.83%
Perpetual extension of term	If the securities are not redeemed (at the option of the Company, but not the security holders) on the original maturity date, the maturity date will be automatically extended for 30 years from such date and at the end of each of the subsequent 30 year periods.
Suspension of interest payments	If the Company suspends its dividend payments on its common stock, the Company has the unconditional right to suspend the interest payments on the hybrid securities until the Company resumes paying dividends on its common stock.

In classifying these hybrid instruments, the Company relied on paragraphs 15, 28 and 16 of IAS 32.

Paragraphs 15 and 28 of IAS 32 state:

“15. The issuer of a financial instrument shall classify the instrument, or its component parts, on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument.”

“28. The issuer of a non-derivative financial instrument shall evaluate the terms of the financial instrument to determine whether it contains both a liability and an equity component. Such components shall be classified separately as financial liabilities, financial assets or equity instruments in accordance with paragraph 15.”

Stephanie L. Ciboroski

Securities and Exchange Commission, p.15

Paragraph 16 of IAS 32 states, in relevant part:

“When an issuer applies the definitions in paragraph 11 to determine whether a financial instrument is an equity instrument rather than a financial liability, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

(a)	The instrument includes no contractual obligation:

i)	to deliver cash or another financial asset to another entity; or

ii)	to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

(b)	If the instrument will or may be settled in the issuer’s own equity instruments, it is:

i)	a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

ii)	a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.”

However, as the Company’s hybrid securities do not have any contractual provision providing for settlement with the Company’s own equity instruments, paragraph 16(b) of IAS 32 is not applicable.

Based on paragraph 15 of IAS 32, the Company analyzed the obligation to pay interest coupons and the principal separately.

The Company concluded that the principal component of both series of hybrid securities qualifies for equity classification in accordance with paragraph 16(a) of IAS 32 because the Company has unconditional and unrestricted rights to extend the maturity of these hybrid securities indefinitely without modification of the other terms of the instruments. Accordingly, in substance, these hybrid securities have no fixed final maturity date.

The Company also concluded that the interest component of both series of hybrid securities qualifies for equity classification because the Company has unconditional rights to suspend the interest payments on such securities so long as it also suspends the payment of dividends on its common stock. The Company is under no obligation to make dividend payments on its common stock. The Company only has an obligation to pay dividends on its common stock when such dividends are declared by its board of directors. There are no third parties (regulatory or otherwise) that could compel the Company to declare a dividend.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.16

In addition, redemption of the hybrid securities is subject to the prior approval of the Governor of the Financial Supervisory Service and the satisfaction of any conditions that the Financial Services Commission may impose at the time of such approval. The hybrid securities may be redeemed any time after the date that is five years from the issue date, at the option of the Company (but not the security holders), at par value. Such redemption is subject to the Company being solvent at the time of payment and immediately thereafter.

Accordingly, the Company may choose to not redeem the hybrid securities and to suspend the interest payments on such securities. Redemption of the hybrid securities is at the option of the Company and, therefore, is not subject to any obligation. Accordingly, these hybrid securities were deemed to meet the requirements of paragraph 16(a) of IAS 32.

In addition, the Company also considered whether it should take into account any perceived “economic compulsion” to make payments of interest or principal in these instruments and concluded that it would not be appropriate to consider any “economic compulsion” in the analysis based on the following discussion by the International Financial Reporting Interpretations Committee (the “IFRIC,” which is now the IFRS Interpretations Committee):

“The IFRIC agreed that IAS 32 is clear that a contractual financial obligation was necessary in order that a financial instrument be classified as a liability. Such a contractual obligation could be established explicitly or indirectly. However, the obligation must be established through the terms and conditions of the financial instrument. IFRIC also noted that IAS 32 is clear that an economic obligation (commonly known as economic compulsion), by itself, would not result in a financial instrument being classified as a liability. It noted that IAS 32 restricted the role of ‘substance’ to consideration of the contractual terms of an instrument, and that anything outside the contractual terms was not considered for the purpose of assessing whether an instrument should be classified as a liability under IAS 32.”

•

Clarify whether the hybrid securities accumulate interest during the period that interest is deferred. If yes, clarify whether interest accrues on a compound basis on the interest that has been deferred.

The Company clarifies to the Staff that unpaid interest on these hybrid securities is not accumulated during the period that interest payments are suspended.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.17

•	Clarify whether interest accrues on the hybrid securities regardless of whether dividends are paid on common stock.

The Company clarifies to the Staff that no interest accrues on these hybrid securities if dividends are not paid on the common stock.

•	Tell us the terms of any redemption provisions. For example, are there particular call dates or prices, or are you able to redeem the hybrid securities at any time at par?

Please refer to the Company’s response above. The Company may redeem the hybrid securities, at its option, any time after the date that is five years from the issue date at par value, subject to a solvency condition.

•	Tell us whether the hybrid security holders are given any additional rights (voting, put rights, decision making, etc.) while the hybrid securities are deferring interest.

The hybrid security holders are not given any additional rights (such as voting rights, put options or decision making rights) during the period that interest payments are suspended.

•	Tell us whether there are any provisions that could result in cash redemption, regardless of how remote the scenario may be.

The Company clarifies to the Staff that any cash redemption is at the option of the Company in accordance with the terms of the hybrid securities and that there is no scenario that could result in a mandatory cash redemption.

Note 47 - Transition to International Financial Reporting Standards (“IFRS”), page F-106

11. It is not clear from your disclosure exactly which of the mandatory exemptions in Appendix B of IFRS 1 you have used. When you have used the exemptions, please qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraphs 13-17 and 23 of IFRS 1 and Instruction 3 to Item 8 of Form 20-F.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.18

The Company respectfully notes to the Staff that the only mandatory exemption included in Appendix B of IFRS 1 which resulted in a material impact on the Company’s transition to IFRS was the exemption related to the derecognition of financial assets and financial liabilities described in paragraphs B2 and B3 of IFRS 1 and included in section (2) of Note 47 of the notes to the financial statements in the Annual Report. In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2012, to expand its disclosure related to the application of this exemption substantially as shown below. The following disclosure is based on the disclosure included in the Annual Report, and the key changes have been marked in bold and underlined:

“(2) Exceptions to the retrospective application of IFRS

Derecognition of financial assets and financial liabilities

The Group has applied the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement prospectively for transactions occurring on or after the date of transition to IFRS. Therefore, the non-derivative financial assets comprised of loans to customers derecognized in accordance with K-GAAP as a result of a transaction that occurred before the date of transition to IFRS were not recognized in the Group’s opening IFRS statement of financial position. If such loans had been recognized in the Group’s opening IFRS statement of financial position, the Group would have recorded higher total assets, interest income and provisions for credit losses in each of the years presented.”

12. We note your disclosure on page F-108 that you designated some part of AFS financial assets and debentures as financial assets and liabilities at FVTPL at the transition date. It is not clear from your disclosures the specific assets and liabilities that were designated as well as their carrying amount in the previous financial statements. Please tell us and provide the disclosures required by paragraph 29 of IFRS 1 in future filings, or tell us where this has been disclosed. Additionally, tell us and disclose how you concluded that the criteria in paragraph 9(b)(i) and 9(b)(ii) or 11A of IAS 39 were met for these instruments at the date of transition.

The Company respectfully notes to the Staff that, as Korean GAAP did not allow for the classification of financial assets at fair value through profit and loss (“FVTPL”), the table set forth in section (2) of Note 7 of the notes to the financial statements on page F-55 of the Annual Report effectively demonstrates the composition and amounts related to the assets reclassified. The Company designated AFS financial assets of which the carrying amount was (Won)1,038 billion under Korean GAAP as financial assets at FVTPL under IFRS at January 1, 2010, the date of transition. These financial assets were disclosed on page F-55 of the Annual Report in the amount of (Won)1,040 billion, which represented the fair value at January 1, 2010. As the difference between the amount recorded under IFRS and the previously recognized amount under Korean GAAP was only (Won)2 billion, the Company concluded that the disclosure required by paragraph 29 of IFRS 1 was not material.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.19

The fair value of financial assets designated into each category as of January 1, 2010, the reason for designation as financial assets at FVTPL and the respective carrying amounts under Korean GAAP as of January 1, 2010 are as follows:

	Reasons for designation	Fair value(1)	Carrying amount under Korean GAAP
	(in millions of Won)
Corporate bonds	A	81,218	83,762
	D	2,544	2,544
	B	41,364	41,364

Sub-total		125,126	127,670

Equity-linked securities	C	549,891	545,554
Asset backed securities	D	47,903	47,903
	E	301,326	301,326

Sub-total		349,229	349,229

Equity securities	D	15,938	15,929

Total		1,040,184	1,038,382

(1)	The fair values set forth in this column correspond to the amounts set forth in the table on page F-55 of the Annual Report.

A.	Synthetic collateralized debt obligations which contained embedded credit derivatives were designated financial assets at FVTPL in accordance with paragraph 11A of IAS 39.
B.	Corporate bonds that did not satisfy the requirements for hedge accounting in paragraph 88 of IAS 39 were designated financial assets at FVTPL in accordance with paragraph 9(b)(i) of IAS 39. In accordance with AG4D of IAS 39, in the absence of designation as at FVTPL, the corporate bonds that did not satisfy the requirements for hedge accounting would have been classified as available-for-sale (with most changes in fair value recognized in other comprehensive income). Taking this into consideration, the Company concluded that its financial statements would provide more relevant information by designating the bonds as financial assets at FVTPL, as this designation is expected to eliminate or significantly reduce the measurement or recognition inconsistency that would otherwise arise from measuring assets or recognizing the gains and losses on them on different bases.
C.	Equity-linked securities that contained embedded derivatives, such as equity options, were designated as financial assets at FVTPL in accordance with paragraph 11A of IAS 39.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.20

D.	Corporate bonds combined with conversion privilege, asset-backed securities combined with an exchange option and redeemable preferred stocks were designated as financial assets at FVTPL in accordance with paragraph 11A of IAS 39.
E.	As mentioned in paragraph AG4E (c) of IAS 39, asset-backed securities are financial assets which share risk with the relevant financial liabilities that give rise to opposite changes in fair value that tend to offset each other. The Company measured the relevant liabilities at fair value. Therefore, the Company designated asset-backed securities as financial assets at FVTPL with the expectation that this designation will eliminate or significantly reduce measurement or recognition inconsistency that would otherwise arise from measuring assets or recognizing the gains and losses on them on different bases.

In addition, the Company designated borrowings and debentures, whose carrying amount was (Won)4,976 billion under Korean GAAP, as financial liabilities at FVTPL under IFRS as of January 1, 2010. These financial liabilities were disclosed in section (2) of Note 19 of the notes to the financial statements on page F-79 of the Annual Report in the amount of (Won)4,992 billion, which represented the fair value at January 1, 2010. As the difference between the amount of financial liabilities at FVTPL disclosed on page F-79 of the Annual Report and the previously recognized amount under Korean GAAP was only (Won)16 billion, the Company concluded that the disclosure required by paragraph 29 of IFRS 1 was not material.

The fair value of financial liabilities designated into each category as of January 1, 2010, the reason for designation as financial liabilities at FVTPL and the respective carrying amounts under Korean GAAP as of January 1, 2010 are as follows:

	Reasons for designation	Fair value(1)	Carrying amount under Korean GAAP
	(In millions of Won)
Borrowings:
Equity-linked securities in short position	A	3,139,490	3,167,239
Equity index-linked securities in short position	A	98,964	99,388

Sub-total		3,238,454	3,266,627

Debentures:
Debentures in local currency	B	271,338	260,652
Debentures in foreign currencies	B	1,415,655	1,451,417
Discount		(2,951)	(2,738)

Sub-total		1,684,042	1,709,331

Total		4,922,496	4,975,958

(1)	The fair values set forth in this column correspond to the amounts set forth in the table on page F-79 of the Annual Report.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.21

A.	Financial contracts that represented borrowings combined with embedded derivatives, such as equity or equity index options, were designated as financial liabilities at FVTPL in accordance with paragraph 11A of IAS 39.
B.	Debentures that did not satisfy the requirements for hedge accounting in paragraph 88 of IAS 39 were designated as financial liabilities at FVTPL. In the absence of designation at fair value through profit or loss, the debentures that did not satisfy the requirements for hedge accounting would be measured at amortized cost (with changes in fair value not recognized). Taking this into consideration, the Company concluded that its financial statements would provide more relevant information if such liabilities were designated as financial liabilities at FVTPL in accordance with paragraph 9(b)(i) of IAS 39. The Company expects that this designation will eliminate or significantly reduce measurement or recognition inconsistency that would otherwise arise from measuring liabilities or recognizing the gains and losses on them on different bases.

Reconciliation to IFRS from Korean GAAP, page F-111

13. We note that you recorded an adjustment related to the revaluation of premises and equipment in your reconciliation of equity to IFRS from Korean GAAP as well as in your reconciliation to IFRS from US GAAP as of January 1, 2010. Please tell us why the amounts, (Won) 811 million and (Won) 1,439 million, are different in light of the fact that you used the cost method for properties and premises under both Korean GAAP and US GAAP. As part of your response, please tell us whether you used the same revaluation method under both methodologies.

The Company respectfully notes to the Staff that the difference between the amounts reported in the reconciliation of equity to IFRS from Korean GAAP and the reconciliation of shareholders’ equity to IFRS from U.S. GAAP is not related to the use of different revaluation methodologies but rather due to a difference between the carrying amounts of these assets under Korean GAAP and U.S. GAAP.

Under Korean GAAP, the Company used the cost method in the measurement of properties and premises, except for properties and premises that were revalued at January 1, 1998, in accordance with the Asset Revaluation Act of Korea (the “Act”). According to the Act, the revaluation of properties and premises was permitted for the period from January 1, 1998 to December 31, 2000 in Korea. In compliance with the Act, as of January 1, 1998, the Company revalued certain properties and premises (mainly land and buildings) and recorded the revalued amounts as the new cost basis thereafter.

Under U.S. GAAP, however, the Company reversed the revaluations made pursuant to the Act in order to restore the original acquisition costs as required by ASC 360, Property, Plant and Equipment.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.22

Therefore, as of January 1, 2010, there was a difference in the amount of (Won)628 billion between the carrying amounts under U.S. GAAP and Korean GAAP arising from the revaluations made in 1998, as adjusted by accumulated depreciation, which were only recognized under Korean GAAP.

In addition, at January 1, 2010, the date of transition to IFRS, the Company elected to measure its land and buildings at fair value and used those fair values as deemed cost in accordance with IFRS 1 paragraph D5, which resulted in a difference of (Won)811 billion.

Therefore, the difference of (Won)1,439 billion between deemed cost under IFRS and carrying value under U.S. GAAP is the result of both (1) the reversal of the revaluations in 1998 under the Act, as adjusted by accumulated depreciation, and (2) the fair value adjustment recorded under IFRS.

14. We note your presentation of day 1 profit and loss that has been deferred under IFRS on page F-90 of your primary IFRS financial statements. Please tell us how you accounted for any such difference arising upon the transition to IFRS pursuant to the guidance in paragraph D20 of IFRS 1.

The Company respectfully notes to the Staff that the Company has early adopted the amendments to IFRS 1 included in “Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters (Amendments to IFRS 1),” published in December 2010. As a result, the Company has deferred and recognized day one profit and loss prospectively to transactions entered into after the transition date as allowed by the amended paragraph D20 of IFRS 1, which is set forth below for your ease of reference:

“Notwithstanding the requirements of paragraphs 7 and 9 of IAS 39, an entity may apply the requirements in the last sentence of paragraphs AG76 and AG 76A of IAS 39 prospectively to transactions entered into on or after the date of transition to IFRS.”

Stephanie L. Ciboroski

Securities and Exchange Commission, p.23

Note 48 - Significant Differences between IFRS and US GAAP, page F-113

15. We note that you made adjustments related to hedge accounting in your reconciliations to IFRS from US GAAP as well as in your reconciliation to IFRS from Korean GAAP. Please tell us how you applied the mandatory exception for hedge accounting under paragraphs B4-B6 of IFRS 1 since it is not clear from your disclosures. Please address the following:

The Company respectfully notes to the Staff that the accounting impacts of the mandatory exemption for hedge accounting included in paragraphs B4-B6 of IFRS 1 were not material to the Company as of the date of transition to IFRS or for any of the periods presented in the Annual Report as set forth in the reconciliations on pages F-111 and F-112 of the Annual Report.

•	Tell us the hedging relationships (hedging instruments and hedged items) and types of hedges (i.e. cash flow, fair value etc.) that were discontinued upon your transition to IFRS.

As of January 1, 2010, in accordance with paragraph B5 of IFRS 1, the Company prospectively discontinued hedge accounting that did not meet the requirements of paragraph 88 of IAS 39. The hedging relationships discontinued upon the transition to IFRS were as follows:

Type of hedging relationship	Hedged items	Hedging instruments
Fair value hedge	Loans and receivables	Interest rate swap
	Debentures	Interest rate swap
	Available-for-sale securities	Interest rate swap Currency futures

•	Tell us your current accounting treatment for the derivatives and hedged items that were discontinued upon the transition to IFRS.

In accordance with paragraph B6 of IFRS 1, the Company discontinued hedge accounting that did not meet the conditions for hedge accounting under IAS 39. Subsequent to the discontinuation of the hedge relationships, any gain or loss on the hedged items attributable to the hedged risk and adjusted to the carrying amount of the hedged items (including loans, receivables and debentures for which the effective interest method is used) has been amortized to net income. The amortization was based on a recalculated effective interest rate at the transition date in accordance with paragraph 92 of IAS 39.

The Company designated the hedged items (such as loans and receivables, available-for-sale financial assets and debentures that were discontinued as of January 1, 2010, the date of transition to IFRS) as financial assets or liabilities at FVTPL in accordance with paragraphs 9(b)(i) and AG 4E(c) of IAS 39, with the expectation that these designations eliminate or significantly reduce a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.24

The hedging instruments (principally interest rate swaps) were classified as financial assets held for trading and measured at fair value. Changes in the fair values of these derivatives are recognized in net income.

•	Tell us why the adjustments for hedge accounting in the reconciliations between IFRS and Korean GAAP and IFRS and US GAAP are different.

The Company respectfully notes to the Staff that the difference between the adjustments for hedge accounting in the reconciliations between IFRS and Korean GAAP and IFRS and U.S. GAAP is primarily driven by differences in the scope of hedging relationships previously recognized under Korean GAAP and U.S. GAAP. These differences in scope were caused by the fact that Korean GAAP is much less restrictive than U.S. GAAP with respect to the application of hedge accounting.

For example, the requirements for the “short cut method” in accordance with ASC 815, Derivatives and Hedging under U.S. GAAP are more prescriptive than the requirements under Korean GAAP. Therefore, hedging relationships that were effective under the Korean GAAP short cut method but did not meet the requirements of ASC 815-20-25-102 and 104 were not accounted for as hedges under U.S. GAAP. This resulted in a difference between the hedge accounting entries recognized for U.S. GAAP and Korean GAAP purposes as of January 1, 2010.

However, paragraph BC 134 of IAS 39 clarifies that IFRS does not allow the use of the short cut method and paragraph AG 105 of IAS 39 requires the calculation of retrospective and prospective hedge effectiveness tests for all hedges. As a result, all hedges recognized under Korean GAAP and U.S. GAAP based on the respective short cut methods were discontinued upon transition to IFRS in accordance with paragraphs AG105 of IAS 39 and B5 of IFRS 1.

16. We note your reconciling item to reclassify hybrid securities from a liability to equity in both your US GAAP to IFRS reconciliation and your Korean GAAP to IFRS reconciliation. Please describe in more detail the nature of these hybrid securities, including the terms (i.e. redeemable features, put/call features, voting provisions, whether cumulative interest accrues during any deferral period, etc.), and tell us where the amounts are classified and discussed in your primary IFRS financial statements. In this regard, we note that the adjustment to equity as of December 31, 2010 is for (Won) 2,625 billion and we are unable to locate hybrid securities on page F-91 for that amount as of December 31, 2010.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.25

The Company advises the Staff that the hybrid securities referred to in comment number 16 are of the same type as those described in its response to comment number 10 above. Accordingly, please refer to the Company’s response to comment number 10 above for a description of the nature of these hybrid securities, including the terms and characteristics of and accounting treatment under IFRS for these hybrid securities.

Hybrid securities issued by the Company are disclosed in Note 28 of the notes to the financial statements in the Annual Report. However, hybrid securities issued by the Company’s consolidated subsidiaries, including Woori Bank, Kyongnam Bank, and Kwangju Bank, are included in non-controlling interests under equity as these securities are held by third parties.

For the sake of completeness, set forth in the table below are all the relevant hybrid securities issued by the Company’s consolidated subsidiaries. Please note that the issue date and interest rate for each hybrid security is different, but the other main terms and conditions are substantially identical.

	Local currency				Foreign currency
	The 1st bond- type hybrid securities	The 2st bond- type hybrid securities	The 1st bond- type hybrid securities	The 2st bond- type hybrid securities	The 1st bond- type hybrid securities
Issuer	Woori Bank	Woori Bank	Kyongnam Bank	Kwangju Bank	Woori Bank

Face value	(Won)255 billion	(Won)500 billion	(Won)255 billion	(Won)500 billion	US$1 billion

Issue date	June 20, 2008	March 31, 2009	June 20, 2008	March 31, 2009	May 31, 2009
Maturity	June 20, 2038	March 31, 2039	June 20, 2038	March 31, 2039	May 31, 2039
Annual interest rate	7.7%	6.7%	7.7%	6.7%	6.2%
Perpetual extension of term	If the securities are not redeemed (at the option of the Company, but not the security holders) on the original maturity date, the maturity date will be automatically extended for 30 years from such date and at the end of each of the subsequent 30 year periods.

The (Won)2,625 billion adjustment disclosed in Note 48 of the notes to the financial statements in the Annual Report related to the hybrid securities issued by the Company’s consolidated subsidiaries. As such, the adjustments were included in non-controlling interests under equity within the consolidated financial statements included in the Annual Report. The Company notes to the Staff that no hybrid securities were issued by the Company before or as of December 31, 2010.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.26

17. We note your disclosure on page F-113 that you consolidated your subsidiary, Woori Investment & Securities by de facto control, since you hold 35% ownership of the subsidiary and the remaining shares are held by multiple shareholders, none individually holding more than 5%. With respect to this subsidiary as well as your control analysis please address the following:

•	Tell us whether you have any other potential voting rights or any other agreement with other investors that you are considering as part of your decision to consolidate.

The Company does not have any potential voting rights such as stock warrants, convertible bonds, call options or any other agreement with other investors or with Woori Investment & Securities.

•

You disclosed that you have controlled the subsidiary’s financial and operational policies through the nomination of directors, shareholder meetings, and sharing the group strategies. Please provide specific analysis, including examples of specific decisions and policies you believed you exercised control over while only having a 35% ownership stake. As part of your response, please support how you believe your actions support the ability to control versus the ability to significantly influence given your 35% ownership stake.

At the date of transition to IFRS, IFRS did not specifically include references to “de facto control” or “dominant shareholder.” However, paragraphs 4 and 13 of IAS 27, Consolidated and Separate Financial Statements (Revised 2008), acknowledge the possibility of control existing when less than 50% of the voting rights is owed. Paragraph 4 of IAS 27 defines control as follows:

“Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.”

In addition, it is clearly stated in paragraph 13 of IAS 27 that control may exist with less than 50% ownership as set forth below (emphasis added):

“Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control. Control also exists when the parent owns half or less of the voting power of an entity when there is:

a)	power over more than half of the voting rights by virtue of an agreement with other investors

b)	power to govern the financial and operating policies of the entity under a statute or an agreement

c)	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

d)	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.”

Stephanie L. Ciboroski

Securities and Exchange Commission, p.27

The Company concluded that it had de facto control over Woori Investment & Securities based on an analysis which included the following factors:

Ownership

Under paragraphs 13b) and 13d) of IAS 27, the Company concluded that Korean laws, as applied, provide the Company with the power to govern the financial and operating policies of Woori Investment & Securities.

The Company owned 35% of Woori Investment & Securities as of December 31, 2011 and the Company’s ownership percentage of Woori Investment & Securities consistently remained at approximately 35% from the years 2006 to 2011. The remaining ownership of Woori Investment & Securities is widely dispersed, with the second largest shareholder holding 1.7% of the shares as of December 31, 2011. To the Company’s knowledge, based on the shareholder registry of Woori Investment & Securities and public records, no shareholder other than the Company has held 3% or more of the shares of Woori Investment & Securities from 2006 to 2011, other than a period in 2009 when a Korean mutual fund held approximately 7.2% of the shares of Woori Investment & Securities. In addition, Woori Investment & Securities has had a diverse shareholder base since it was established in its present form in 2005 as the Company’s subsidiary, and there were more than 50,000 shareholders recorded in the shareholder registry of Woori Investment & Securities as of December 31, 2011. Under the provisions of the Financial Holding Company Act of Korea, the Financial Services Commission has approved and recognized the Company as controlling Woori Investment & Securities, which approval was given in November 2004. The Presidential Enforcement Decree of the Financial Holding Company Act provides for the Company to conduct the following business administration activities regarding Woori Investment & Securities:

(a) setting business goals and approving business plans with respect to subsidiaries;

(b) evaluation of business performance of subsidiaries and determination of remuneration;

(c) determination of management governance structure with respect to subsidiaries;

(d) inspection of businesses and status of property of subsidiaries; and

(e) internal control and risk management of subsidiaries.

The Company provides Woori Investment & Securities with Group-wide guidelines to establish its annual business and financial plans, operating budgets, and risk management plans to meet the goals outlined in such guidelines. Furthermore, as provided by the Financial Holding Company Act, the Company’s chief executive officer sets the criteria for evaluating the management team of Woori Investment & Securities and establishes the compensation ranges for the management team. The board of directors of Woori Investment & Securities approves the final compensation amounts to the extent that they fall in the range established by the Company’s chief executive officer.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.28

Furthermore, under Korean law, any shareholder who owns more than 3% of an entity’s shares can propose a resolution at the annual shareholders’ meeting or request an extraordinary shareholders’ meeting. However, as noted above, to the Company’s knowledge, based on the shareholder registry of Woori Investment & Securities and public records, no shareholder other than the Company has held 3% or more of the shares of Woori Investment & Securities from 2006 to 2011, other than a period in 2009 when a Korean mutual fund held approximately 7.2% of the shares of Woori Investment & Securities.

Based on these factors, the Company concluded that it has the “power to govern the financial and operating policies” of Woori Investment & Securities under, and the Company has consistently exercised its power as provided by, applicable Korean laws.

Annual and Extraordinary Shareholders’ Meetings

The Company believes that it has the ability to control the financial and operational policies of Woori Investment & Securities through participation at shareholders’ meetings and that such ability has been demonstrated throughout the history of shareholders’ meetings of Woori Investment & Securities. The Company notes that shareholders may be called to vote on “general matters” and “special matters,” as follows:

General Matters

Resolutions for general matters, which includes dividends, executive compensation, appointment of directors, appointment and reappointment of the chief executive officer and auditors, approval of financial statements, and other matters to be submitted for a vote as indicated by the by-laws and/or by the board of directors, require a simple majority (i.e., at least 50%) of the participating votes.

Special Matters

Resolutions for special matters, which include the approval of a merger, termination of directors, and modifications to stock options, require a 2/3 majority (i.e., at least 66.67%) of the participating votes.

Since Woori Investment & Securities was established in its present form in 2005 as the Company’s subsidiary, it has been the Company’s experience that votes held by the Company have represented a majority of the participating votes in each of the shareholders’ meetings of Woori Investment & Securities. To date, the Company has not experienced significant opposition from other shareholders (or group of shareholders) of Woori Investment & Securities with respect to material proposals made by the Company. Based on these facts, the Company determined that it has the ability to govern the financial and operational policies of Woori Investment & Securities when a decision was necessary.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.29

The Board of Directors of Woori Investment & Securities

The board of directors of Woori Investment & Securities has nine directors (four standing directors and five outside directors). At least one affirmative outside director’s vote is required to pass a board resolution.

The Company nominates candidates for the four standing director positions at Woori Investment & Securities, and the appointment of the four standing directors nominated by the Company is submitted to a vote for approval by the shareholders as a general matter at the shareholders’ meeting. These four directors serve a term of three years. Given the Company’s experience that its votes have represented a majority of the participating votes in each of the shareholders’ meetings of Woori Investment & Securities, the Company has not experienced any significant difficulties in appointing its nominees as the standing directors of Woori Investment & Securities.

The Company, along with an Outside Director Nomination Committee, nominates candidates for the five outside director positions, which is a right that it has as the largest shareholder of Woori Investment & Securities pursuant to the Code of Conduct of Woori Investment & Securities. The appointment of the five outside directors nominated by the Company is submitted to a vote for approval by the shareholders as a general matter at the shareholders’ meeting. These five directors serve a term of one year. Given the Company’s experience that its votes have represented a majority of the participating votes in each of the shareholders’ meetings of Woori Investment & Securities, the Company has not experienced any significant difficulties in appointing its nominees as the outside directors of Woori Investment & Securities.

In addition, one executive officer of the Company is concurrently holding a position as a standing director of Woori Investment & Securities to facilitate the Company’s direct participation in the management of Woori Investment & Securities.

Appointment of the Chief Executive Officer of Woori Investment & Securities

The Company and three of Woori Investment & Securities’s outside directors nominate the candidate for the position of the chief executive officer of Woori Investment & Securities. The appointment of the chief executive officer of Woori Investment & Securities is submitted to a vote for approval by the shareholders as a general matter, and given the Company’s experience that its votes have represented a majority of the participating votes in each of the shareholders’ meetings of Woori Investment & Securities, the Company has not experienced any significant difficulties in appointing its nominee as the chief executive officer of Woori Investment & Securities.

•

Discuss whether you have control of the Board through your ownership as well as any other factors that you have considered in concluding that it is appropriate to consolidate this subsidiary under IAS 27.

As discussed above, the Company has the ability to appoint the members of the board of directors of Woori Investment & Securities. The directors are appointed at the shareholders’ meetings of Woori Investment & Securities. There have always been sufficient votes voted in favor of the Company’s nominees at the shareholders’ meetings for the Company to appoint the chief executive officer and all of the directors of Woori Investment & Securities. Therefore, the Company concluded that it has control over the board of directors of Woori Investment & Securities.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.30

•

Please tell us whether this entity was consolidated under K-GAAP prior to the transition to IFRS. Please also tell us whether you used the exemption permitted in paragraph D4 of IFRS 1 related to insurance contracts.

Woori Investment & Securities was previously consolidated under Korean GAAP, as the Company holds more than 30% of voting rights as a major shareholder in accordance with the Enforcement Decree of the Act on External Audit of Stock Companies in Korea.

Woori Investment & Securities does not have insurance contracts subject to IFRS 4 and, therefore, the exemption permitted in paragraph D4 of IFRS 1 was not applicable.

18. We note your discussion of the differences in consolidation accounting policies between IFRS and US GAAP on page F-113 and the adjustments recorded on page F-116, which appear to principally relate to the consolidation of Woori Investment & Securities upon the transition to IFRS. Please tell us whether there were any other entities where the scope of consolidation changed between IFRS and US GAAP upon your transition to IFRS. As part of your response, please specifically address whether there was a change in accounting for your principal guaranteed trusts which are discussed on page 70 of your Form 20-F/A.

The Company confirms to the Staff that there was no difference in scope for consolidation between U.S. GAAP and IFRS other than the consolidation of Woori Investment & Securities (described in its response to comment number 17 above) and the deconsolidation of its principal guaranteed trusts upon the transition to IFRS.

The Company respectfully advises the Staff that the total assets of its principal guaranteed trusts (the “Trusts”) as of January 1, 2010, December 31, 2010 and December 31, 2011 amounted to (Won)2,001 billion, (Won)1,866 billion and (Won)2,886 billion, respectively, which represented approximately 0.92%, 0.64% and 0.70% of the Company’s consolidated total assets, respectively. Due to the immaterial amount of the Trusts’ assets relative to the Company’s total assets, the Company did not include any disclosure related to the Trusts on page F-113 of the Annual Report.

The Company manages funds on behalf of its customers through the operation of various trust accounts in accordance with the Financial Investment Services and Capital Markets Act. Pursuant to the relevant trust agreements, the Company is designated as a trustee by the investors of the Trusts to manage the Trusts’ operations, investments, and finances. The Company guarantees the return of the original principal amount of the trust deposits made by the investors (but not the interest amounts payable on the underlying trust assets). The investors will receive certain benefits on the trust deposits, and the Company receives management fees for the services and guarantee provided.

The investors in the Trusts are entitled to potentially unlimited gains from the performance of the assets (namely from increases in interest rates and/or capital appreciation in the principal value of the assets depending on prevailing market conditions). Conversely, they are exposed to limited losses since the Company guarantees the return of the original principal amounts of the trust deposits.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.31

In terms of governance, the financial and operating policies are predetermined and developed by the Korean government under the Financial Investment Services and Capital Markets Act.

Under U.S. GAAP, the Company consolidated the Trusts under ASC 810-10-25-38(A). The Trusts were deemed to be variable interest entities and, in evaluating their consolidation, the Company considered that (a) as the manager of the Trusts, the Company has the power to direct the activities of the Trusts, the most important of which is implementing the investment strategies set forth in the governing trust agreements and (b) by guaranteeing the return of the principal amounts, the Company is obligated to absorb losses up to such principal amounts, which losses, if in fact incurred, are potentially significant to the Trusts.

Under IFRS, IAS 27 paragraph 13 defines control as “the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.” In addition, the Company also relied on SIC 12 paragraph 10 regarding special purpose entities (each, an “SPE”) which states:

“In addition to the situations described in IAS 27.13, the following circumstances, for example, may indicate a relationship in which an entity controls an SPE and consequently should consolidate the SPE (additional guidance accompanies this Interpretation):

a)	in substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the entity obtains benefits from the SPE’s operation;

b)	in substance, the entity has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the entity has delegated these decision-making powers;

c)	in substance, the entity has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

d)	in substance, the entity retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.”

Under IFRS and similar to its previous conclusion under U.S. GAAP, the Company concluded that it has the power to govern the financial and operating policies of the Trusts.

However, in contrast to ASC 810-10-25-38(A)(b), which requires the Company to assess its exposure to situations that “could potentially be significant to the VIE,” IFRS requires a balanced assessment of the activities of the entity, its rights to obtain the majority of the benefits and the risks associated with retaining the majority of the residual or ownership risks.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.32

In assessing the application of IAS 27 paragraph 13 as interpreted by SIC 12 paragraph 10, the Company considered that the activities of the Trusts benefit its investors more than the Company and that, although the Company controls the most important activities of the Trusts, the investors have the rights to obtain all the benefits and they also have risks related to the performance of the assets (e.g., risks due to lower market rates and defaults in certain assets which may be compensated by interest or gains in other assets).

Moreover, IFRS does not require the Company to consider all possible scenarios in assessing whether it should consolidate an entity but rather requires the Company to take into account the substance of the relationship. The Company considered that, although the Company bears the risk of repayment of the original principal amount due to the guarantee, the actual risk of such repayment is negligible based on the history of the Company with respect to the Trusts (i.e., the only time that the guarantee was exercised was during the Asian financial crisis of the late 1990s), and since the relevant trust agreements limit the types of assets the Company can invest in and any modifications of the terms and conditions must be subject to the Financial Supervisory Service’s review and approval. In comparison, the investors are continuously subject to volatility in the returns given the variability of market and base interest rates.

Form 6-K filed August 29, 2012

Exhibit 99.1

Note 42 – Contingent Liabilities and Commitments, page 61

19. We note from your disclosure that the number of cases filed against you as defendant has increased from 292 cases to 404 cases between December 31, 2011 and June 30, 2012, but your allowances for litigation have decreased from (Won) 261.5 billion to (Won) 177.4 billion. Please respond to the following:

•	Discuss the factors driving the 32% reduction in your allowance for litigation, particularly in light of the number of cases filed against you between the two periods.

•

We note your discussion of some of the significant lawsuits you are facing, but note that it does not include one of the most financially significant lawsuits filed against Kyongnam Bank related to fraudulent transactions and for which you believe your potential exposure is approximately (Won) 325 billion, based on disclosure on page 169 of your Form 20-F. Please tell us the current status of the cases related to this matter and tell us whether you have recorded any allowances for this litigation.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.33

The decrease in the provision for litigation is mainly due to the changes in the status of contingencies related to Kwangju Bank and Kyongnam Bank, which are subsidiaries of the Company.

Following a final decision by the Supreme Court of Korea on April 26, 2012, Kwangju Bank was required to pay (Won)43.8 billion to the Export-Import Bank of Korea in the litigation with respect to Kwangju Bank’s obligations relating to a certificate of guarantee to be issued on behalf of Daewoo Corporation in favor of the Export-Import Bank of Korea. Kwangju Bank has established provisions relating to the litigation amounting to (Won)60.7 billion, the estimated probable loss, as of December 31, 2011. Following the final decision noted above, the final loss of (Won)43.8 billion was offset by this provision for litigation and the remaining (Won)16.9 billion balance of this provision was reversed.

For the six months ended June 30, 2012, Kyongnam Bank was ordered to pay (Won)20 billion as result of the trial court decision in respect of the structured financial incident in 2010, disclosed on page 62 of the Form 6-K, and the related provision for litigation decreased accordingly. However, Kyongnam Bank plans to appeal this decision, and it is uncertain how the appellate court, or, if it is appealed further, the Supreme Court of Korea, will rule and how such decision will affect the final payment amount.

The increase in the number of cases for the six months ended June 30, 2012 is mainly due to the increase in the number of small claim lawsuits filed against the Company by borrowers who have paid for registration of collateral and have made house owners’ installment payments on residential properties under construction. Taking into consideration certain failed legal claims under similar facts and circumstances, the Company believes the possibility of loss associated with these cases to be remote. Therefore, the Company did not recognize provisions for these claims.

In terms of lawsuits related to fraudulent transactions involving Kyongnam Bank as of June 30, 2012, the aggregate amount of claims recorded was (Won)352.6 billion, the provision for litigation was (Won)146.5 billion and the allowance for probable loss on provisional payments was (Won)83.9 billion. As of June 30, 2012, ten lawsuits were determined against Kyongnam Bank at the trial court level, six lawsuits were determined in Kyongnam Bank’s favor at the trial court or appellate court level and two cases were in progress at the trial court level. Kyongnam Bank plans to appeal the decisions that were determined against Kyongnam Bank at the trial court. The final outcome of such claims remains uncertain.

Stephanie L. Ciboroski

Securities and Exchange Commission, p.34

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at +822-2125-2110 (fax: +822-2125-2293; email: wseong@woorifg.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at +822-6353-8010 (fax: +822-6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Pal Seung Lee
Pal Seung Lee
Chief Executive Officer

cc:	Rahim Ismail

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP